Preferred Apartment Advisors, LLC
3625 Cumberland Boulevard, Suite 400
Atlanta, Georgia 30339
(770) 818-4100

February 28, 2011

Williams Opportunity Fund, LLC
3625 Cumberland Blvd., Suite 400
Atlanta, GA  30339

Ladies and Gentlemen:

Williams Opportunity Fund, LLC, a Georgia limited liability company (the “Investor”) and Preferred Apartment Advisors, LLC (the “Manager”) previously entered into a letter agreement dated July 29, 2010 (the “Original Letter Agreement”), in connection with the execution of that certain Subscription Agreement, dated July 29, 2010, among Preferred Apartment Communities, Inc. (the “Company”), the Manager, Preferred Apartment Communities Operating Partnership, L.P. (“PAC LP”), and the Investor (the “Original Subscription Agreement”).  The Original Subscription Agreement was amended and restated on February 28, 2011 in connection with an amendment to the Company’s charter filed on February 22, 2011 effecting (a) a change in the designation of the Company’s shares of Class A Common Stock, $0.01 par value per share, to common stock, $0.01 par value per share, and (b) a change in each of the Company’s issued and outstanding shares of Class B Common Stock, $0.01 par value per share, to one issued and outstanding share of common stock.  In connection with the execution of the Amended and Restated Subscription Agreement (the “Subscription Agreement”), dated February 28, 2011 (the “Effective Date”), among the Company, the Manager, PAC LP and the Investor, the parties hereto desire to enter amend and restate the Original Letter Agreement in its entirety by entering into this amended and restated letter agreement (this “Agreement”).  Accordingly, the Original Letter Agreement hereby is amended and restated to read in its entirety as follows:

1.           Manager Revenue Interest. From and after the IPO Closing (as defined in the Subscription Agreement), the Investor shall be entitled to receive from the Manager the Manager Revenue Interest (as defined below).  The Manager Revenue Interest shall be deemed issued as part of an investment unit together with the shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), to be issued to the Investor pursuant to the Subscription Agreement.  In accordance therewith, the Investor’s purchase price for such investment unit shall be allocated between the Manager Revenue Interest and such shares of Common Stock by relative fair market value as determined by the Manager in good faith, which allocation shall be binding on the parties for any applicable tax reporting.  Once the allocation referred to above has been made, the Investor will transfer to the Manager such number of shares of the Company’s Common Stock having a value (based on the per share purchase price paid by the Investor for shares of the Company’s Common Stock under the Subscription Agreement) equal to the fair market value of the Manager Revenue Interest as determined by the Manager in such allocation.

“Manager Revenue Interest” means 1.0% of the gross revenues of the Manager received, directly or indirectly, from the Company and PAC LP or their controlled affiliates (including subsidiaries and/or joint ventures) (except reimbursement to the Manager of the Initial Costs (as defined below) paid by the Manager, other reimbursement to the Manager of expenses of the Company and its subsidiaries paid by the Manager, and any gross revenues related to property management and leasing fees).  The Manager Revenue Interest shall not be subject to dilution as a result of any equity issuances or issuances of other revenue or profit sharing interests by the Manager after the Effective Date.  The Manager Revenue Interest shall be treated as a partnership interest for applicable tax purposes.

“Initial Costs” means (a) legal and accounting fees and expenses related to the organization of the Company, PAC LP and the Manager, as well as the private placement to the Investor pursuant to the Subscription Agreement, (b) brokerage and advisory services, (c) capital raising costs for sales of Common Stock of the Company, and (d) legal, financial and regulatory fees and expenses and other expenses described in “Part II — Information Not Required in Prospectus” of the IPO Registration Statement (as defined in the Subscription Agreement).

2.           Right of First Offer.

(a)           Except as described below in this Section 2(a) and subject to Sections 2(b) and 2(c), the Investor shall not sell, convey or otherwise transfer the Manager Revenue Interest (or portion thereof) without the prior consent of the Manager.  Subject to Section 2(c), the Investor shall have the right to transfer all or a portion of the Manager Revenue Interest to any of its Affiliates (as defined in the Subscription Agreement) without the consent of the Manager, provided that the transferee remains an Affiliate of the transferor at all times thereafter.

(b)           If the Investor desires to sell all or a portion of the Manager Revenue Interest (the “Proposed Sale Interest”) to a non-Affiliate for cash consideration (the “Proposed Sale”), the Investor shall provide notice to the Manager to such effect and such notice shall include from the Investor the purchase price for the Proposed Sale Interest and the other material terms and conditions relative to the Proposed Sale.  The Manager shall have a period of 30 days following receipt of such notice to elect to purchase the Proposed Sale Interest that is subject to the Proposed Sale.  If the Manager timely elects to purchase the Proposed Sale Interest, it shall have 90 days from the date it gives its notice to elect to purchase the Proposed Sale Interest to consummate the purchase at the purchase price and on the other material terms and conditions of the Proposed Sale.

If the Manager declines to purchase the Proposed Sale Interest proposed for sale, fails to consummate such purchase within the 90-day period referred to above, or fails to give notice of its desire to purchase the Proposed Sale Interest proposed for sale within the 30-day period referred to above, then the Investor shall, for a period of 95 days (the “Selling Period”) following the latest to occur of (i) receipt of the Manager’s declination to purchase, (ii) the expiration of the 30-day period referred to above, and (iii) the failure by the Manager to complete the purchase within the 90-day period referred to above, have the right to sell the Proposed Sale Interest to any non-Affiliate(s) so long as the purchase price offered by any such non-Affiliate(s) is equal to at least 90% of the purchase price offered to the Manager in the Proposed Sale and the other material terms and conditions of such sale are similar in all material respects to those offered to the Manager in the Proposed Sale.

If the Investor desires to sell the Proposed Sale Interest during the Selling Period for an amount equal to less than 90% of the purchase price offered to the Manager in the Proposed Sale (the “Different Purchase Price”) and/or upon other material terms and conditions that differ in any material respect from those offered to the Manager in the Proposed Sale, then the Investor shall provide notice to the Manager to such effect (the “Different Terms Notice”), following which the Manager will have 30 days to consummate such sale of the Proposed Sale Interest pursuant to the Different Purchase Price and/or such different other material terms and conditions.  If the Manager does not consummate such sale of the Proposed Sale Interest within 35 days after the receipt of the Different Terms Notice, then the Investor may sell the Proposed Sale Interest to such non-Affiliate(s) pursuant to the Different Purchase Price and/or such different other material terms and conditions, provided that such sale to a non-Affiliate(s) occurs on or before the date that is 40 days following the end of the Selling Period.  If a sale of the Proposed Sale Interest to a non-Affiliate(s) does not occur by the end of the Selling Period (or if the Different Terms Notice shall have been given, by the end of the 40-day period referred to in the immediately preceding sentence), then the provisions of this Section 2(b) shall apply to any subsequent proposed sale of all or any portion of the Manager Revenue Interest to a non-Affiliate(s).

(c)           As a condition precedent to any transfer of the Manager Revenue Interest (or portion thereof) pursuant to Section 2(a) or 2(b) to a third party, the transferee must agree in writing to be bound by the terms and conditions of this Agreement pursuant to a joinder agreement in form and substance reasonably satisfactory to the Manager.  Such joinder agreement shall provide that the transferee will have the same rights and obligations as to the transferred Manager Revenue Interest (or portion thereof) as the transferring Investor hereunder.

3.           Sale of Manager.  For so long as the Investor and any permitted transferees thereof own the Manager Revenue Interest, the Investor and such permitted transferees owning the Manager Revenue Interest shall be entitled to receive their pro rata share (based on their respective ownership of the Manager Revenue Interest) of 1% of the Gross Sale Proceeds (as defined below) resulting from any sale of all or substantially all, or the internalization of, the Manager, in one or a series of related transactions, including pursuant to any merger or other business combination, assets sale, or sale or other transfer of 50% or more of the equity interests in the Manager to any Person other than John A. Williams, Leonard A. Silverstein or any of their respective Affiliates (a “Sale Event”).

“Gross Sale Proceeds” means the aggregate sale proceeds received by the Manager and/or its members in connection with a Sale Event.

“Person” or “person” means an individual, partnership, joint-stock company, corporation, limited liability company, trust, unincorporated organization or other entity, or a government or agency or political subdivision thereof.

4.           Reports and Payments.

(a)           As soon as practicable, and in any event no later than 45 days after the close of each fiscal quarter of the Manager, the Manager shall provide the Investor with internally prepared quarterly financial statements of the Manager prepared in accordance with U.S. generally accepted accounting principles.

(b)           Any time that the Manager is required to make a payment hereunder, such payment shall be distributed in cash to each Investor within 60 days following each fiscal quarter of the Manager.   To the extent such proceeds are not so paid when due, the Manager will pay such proceeds out of first available funds.

5.           Redemption Right.  After the Effective Date, the Investor and the Manager will negotiate in good faith to provide that the Manager Revenue Interest may be purchased from the Investor and any permitted transferees thereof from and after the first anniversary of the IPO Closing upon such terms and conditions as the Investor and the Manager mutually agree in writing.  For the avoidance of doubt, the failure of the Investor and the Manager to come to such mutual agreement shall not affect the validity or enforceability of this Agreement.

6.           Specific Performance.  Each party to this Agreement acknowledges that each other party would be irreparably harmed by any breach of this Agreement by it and that there may be no adequate remedy at law or in damages to compensate such other party for any such breach.  Accordingly, in addition to the remedies available under applicable law, each party agrees that each other party shall be entitled to specific performance by such party of its obligations under this Agreement (including by means of an injunction) and each party further agrees to waive any requirement for the security or posting of any bond or any other collateral in connection with such remedy.

7.           Severability.  If any provision of this Agreement, or the application thereof, is for any reason declared by any court or other judicial or administrative body of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement shall remain in full force and effect.

8.           Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or ruling of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.           Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and permitted assigns; provided, however, that this Agreement may not be assigned by any party without the prior written consent of the other parties, except that the Investor shall be deemed to have assigned its rights and obligations under this Agreement to any Person to which it transfers the Manager Revenue Interest (or portion thereof) pursuant to Section 2, to the extent of Manager Revenue Interest (or portion thereof) so transferred.

10.         Further Assurances.  The parties hereto agree to execute such further documents as reasonably requested in order to give effect to this Agreement and to carry out the transactions contemplated hereby.  In addition, at the request of either party after the Effective Date, the Investor will become a party to the then existing limited liability company agreement of the Manager pursuant to an amendment thereof, which amendment shall be in form and substance reasonably satisfactory to each party, in order to give effect to this Agreement and to carry out the transactions contemplated hereby.  If such amendment to such limited liability company agreement is entered into, then this Agreement shall thereupon cease to be of any further force and effect.

11.         Governing Law.  This Agreement shall be governed by the internal laws of the State of Delaware, without regard to the choice of laws provisions thereof.

12.         Amendment; Waiver; Termination.  This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the consent of (a) the Manager, and (b) those persons then holding a majority of the Manager Revenue Interest.

13.         Counterparts.  This Agreement may be executed (including by facsimile or other electronic transmission) with counterpart signature pages or in multiple counterparts.

14.         Notice.  All notices, demands, approvals, consents and other communications provided for or permitted hereunder (each a “Notice”) shall be in writing and shall be sent by (a) registered or certified first-class mail (return receipt requested), (b) courier service, (c) personal delivery, or (d) telecopier (provided that, in the case of this clause (d), such Notice also is sent concurrently by another means specified above) as follows:

To the Manager:

Preferred Apartment Advisors, LLC
3625 Cumberland Boulevard, Suite 400
Atlanta, GA 30339
Phone: (770) 818-4100
Facsimile: (770) 818-4105
Attention:  Leonard A. Silverstein, Esq.

with a copy (which shall not constitute Notice) to:

Proskauer Rose LLP
Eleven Times Square
New York, NY 10036
Facsimile: (212) 969-2900
Attention:  Peter M. Fass, Esq.
                  James P. Gerkis, Esq.

To WOF:

Williams Opportunity Fund, LLC
c/o Williams Realty Advisors, LLC
3625 Cumberland Boulevard, Suite 400
Atlanta, GA 30339
Phone: (770) 818-4100
Facsimile: (770) 818-4105
Attn:  Leonard A. Silverstein, Esq.

with a copy (which shall not constitute Notice) to:

Williams Realty Advisors, LLC
One Overton Park
3625 Cumberland Boulevard, Suite 400
Atlanta, Georgia 30339
Phone: (770) 818-4108
Facsimile: (770) 818-4105
Attn:  Jeffrey R. Sprain, Esq.

Each Notice shall be deemed to have been duly given and effective upon actual receipt.  Any party may by Notice to the other parties given in accordance with this Section 14 designate another address or person for receipt of Notices hereunder.   If the address of a party has changed, then such party promptly shall by Notice to the other parties given in accordance with this Section 14 designate a new address for receipt of Notices hereunder.  For the avoidance of doubt, if a Notice given in accordance with this Section 14 to a party is returned to the sender as being refused or undeliverable (or having a similar status), then such Notice to such party shall be deemed to have been duly given and effective on the date that such Notice was originally sent.

Very truly yours,

PREFERRED APARTMENT ADVISORS, LLC

By:	/s/John A. Williams
John A. Williams
President and Chief Executive Officer

Acknowledged and Agreed To
as of the date first above written:

WILLIAMS OPPORTUNITY FUND, LLC

By:	Williams Opportunity Fund Manager, LLC, Its Manager

	By:	Williams Realty Advisors, LLC, Its Manager

		By:	/s/John A. Williams
John A. Williams
Chief Executive Officer

[Signature Page to Amended and Restated WOF Letter Agreement]